December 18, 2018

James Schoonover
Chief Executive Officer and President
HOUSTON AMERICAN ENERGY CORP
801 Travis, Suite 1425
Houston, TX 77002

       Re: HOUSTON AMERICAN ENERGY CORP
           Registration Statement on Form S-3
           Filed December 11, 2018
           File No. 333-228749

Dear Mr. Schoonover:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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